SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 11, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Fiscal Council

MINUTES OF THE FISCAL COUNCIL MEETING OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

DATE: 09/27/2018                                                                       TIME: 2:30 p.m. – 6:30 p.m.

PLACE: Rua Costa Carvalho nº 300 – Room 176

MEMBERS: Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Pablo Andres Fernandez Uhart and César Aparecido Martins Louvison (Alternate).

SECRETARY OF THE MEETING: Denise Rita Sylvestre

Pursuant to Article 24 of Sabesp’s Bylaws, the members of the Fiscal Council met at the aforementioned date and time. Alexandre Rodrigues, head of the Audit department, and Marcelo Miyagui, head of the Accounting department, also attended the meeting.

(...)

Subsequently, based on the previously distributed draft, the members of the Fiscal Council appreciated and resolved on item 2 –Sabesp’s Fiscal Council Charter.

The Manager of the Institutional Legal Counsel Department, Elizabeth Melek Tavares, and attorney Letícia Martins Cardoso from the Legal Department presented the final draft prepared by Sabesp’s working group composed of representatives of the Integrated Planning Department - IP; the Legal Counsel Department - LC; the Funding and Investor Relations Department - FI; and the CEO’s Office. The articles of the Fiscal Council Charter were discussed one by one with the members, who unanimously approved the final draft of the document with the proposed amendments. The Internal Regulations will be sent to the Strategic Planning Department - IP, which will be responsible for the final formating and dissemination of the document in the Company.

(...)

After being approved, these minutes will be signed by the members of the Fiscal Council: Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Pablo Andres Fernandez Uhart and César Aparecido Martins Louvison (Alternate).

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Fiscal Council meetings.

São Paulo, October 8, 2018.

Denise Rita Sylvestre
Fiscal Council Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 11, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.